                                            FILED PURSUANT TO RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-68747



                             Subject to Completion
              Preliminary Prospectus Supplement dated June 4, 1999

                                                            [LOGO] MERRILL LYNCH
                                                  PROTECTED GROWTH(SM) INVESTING
                                      Pursuit of Growth, Protection of Principal

PROSPECTUS SUPPLEMENT
(To prospectus dated May 6, 1999)


                                2,500,000 Units
                           Merrill Lynch & Co., Inc.
                     Market Index Target-Term Securities(R)
                 based upon the Dow Jones Industrial Average SM
                                due June  , 2006
                             "MITTS(R) Securities"
                         $10 principal amount per unit

                                --------------

The MITTS Securities:                    Payment at maturity:


 . 100% principal protection at           . On the maturity date, for each unit
 maturity.                                of the MITTS Securities you own, we
 . No payments before the maturity date.   will pay you an amount equal to the
 . Senior unsecured debt securities of     sum of the principal amount of each
 Merrill Lynch & Co., Inc.                unit and an additional amount based
 . Linked to the value of the Dow Jones    on the percentage increase, if any,
 Industrial Average SM.                   in the value of the Dow Jones
 . The MITTS Securities have been          Industrial Average SM reduced by an
 approved for listing on the American     annual adjustment factor expected to
 Stock Exchange under the trading         be between 1.9% and 2.4%.
 symbol "MDJ".                           . At maturity, you will receive no
 . Closing date: June  , 1999.             less than the principal amount of
                                          your MITTS Securities.


                  Investing in the MITTS Securities involves risk.
       See "Risk Factors" beginning on page S-8 of this prospectus supplement.

                                --------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or passed upon the adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

                                                          Per unit    Total
                                                          --------    -----
     Public offering price...............................  $10.00  $25,000,000
     Underwriting discount...............................    $          $
     Proceeds, before expenses, to Merrill Lynch & Co.,
      Inc. ..............................................    $          $

     The public offering price and the underwriting discount for any single transaction to purchase:

         (a) between 100,000 units and 499,999 units will be $   per unit and
    $   per unit, respectively;
    and
         (b) 500,000 units or more will be $   per unit and $   per unit,
    respectively.

                                --------------
                              Merrill Lynch & Co.

                                --------------

            The date of this prospectus supplement is June  , 1999.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.
"Dow Jones", "Dow Jones Industrial Average SM", and "DJIA SM" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by MLPF&S.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A..................................................  S-4
  What are the MITTS Securities?..........................................  S-4
  What will I receive at the stated maturity date of the MITTS
   Securities?............................................................  S-4
  Who publishes the Index and what does the Index measure?................  S-6
  How has the Index performed historically?...............................  S-6
  What about taxes?.......................................................  S-6
  Will the MITTS Securities be listed on a stock exchange?................  S-7
  What is the role of MLPF&S?.............................................  S-7
  Who is ML&Co.?..........................................................  S-7
  Are there any risks associated with my investment?......................  S-7
RISK FACTORS..............................................................  S-8
  You may not earn a return on your investment............................  S-8
  Your yield may be lower than the yield on a standard debt security of comparable maturity....................................................  S-8
  Your return will not reflect the return of owning the stocks included in the Index..............................................................  S-8
  There may be an uncertain trading market for the MITTS Securities.......  S-8
  Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.....................  S-8
  Amounts payable on the MITTS Securities may be limited by state law..... S-10
  Purchases and sales by us and our affiliates may affect your return..... S-10
  Potential conflicts of interests........................................ S-10
DESCRIPTION OF THE MITTS SECURITIES....................................... S-11
  Payment at maturity..................................................... S-11
  Hypothetical returns.................................................... S-12
  Adjustments to the Index; Market Disruption Events...................... S-13
  Discontinuance of the Index............................................. S-14
  Events of Default and Acceleration...................................... S-15
  Depositary.............................................................. S-15
  Same-Day Settlement and Payment......................................... S-18
THE INDEX................................................................. S-18
  License Agreement....................................................... S-19
  Historical Data on the Index............................................ S-20
UNITED STATES FEDERAL INCOME TAXATION..................................... S-22
  General................................................................. S-22
  U.S. Holders............................................................ S-23
  Hypothetical table...................................................... S-24
  Non-U.S. Holders........................................................ S-25
  Backup withholding...................................................... S-26
  New withholding regulations............................................. S-26
USE OF PROCEEDS AND HEDGING............................................... S-26
WHERE YOU CAN FIND MORE INFORMATION....................................... S-26
UNDERWRITING.............................................................. S-27
VALIDITY OF THE MITTS SECURITIES.......................................... S-28
INDEX OF DEFINED TERMS.................................................... S-29

                                   Prospectus

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC.................................................   2
USE OF PROCEEDS..........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.............................   3
THE SECURITIES...........................................................   3
DESCRIPTION OF DEBT SECURITIES...........................................   4
DESCRIPTION OF DEBT WARRANTS.............................................  10
DESCRIPTION OF CURRENCY WARRANTS.........................................  12
DESCRIPTION OF INDEX WARRANTS............................................  14
DESCRIPTION OF PREFERRED STOCK...........................................  19
DESCRIPTION OF DEPOSITARY SHARES.........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  28
DESCRIPTION OF COMMON STOCK..............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  33
PLAN OF DISTRIBUTION.....................................................  35
WHERE YOU CAN FIND MORE INFORMATION......................................  36
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  36
EXPERTS..................................................................  37

                           SUMMARY INFORMATION -- Q&A

      This summary includes questions and answers that highlight selected information from the prospectus and prospectus supplement to help you understand the Market Index Target-Term Securities based upon the Dow Jones Industrial Average SM due June , 2006. You should carefully read the accompanying prospectus and this prospectus supplement to fully understand the terms of the MITTS Securities, the Dow Jones Industrial Average SM (the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

      References in this prospectus supplement to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

      The MITTS Securities are a series of senior debt securities issued by ML&Co. and are not secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on June , 2006. We cannot redeem the MITTS Securities at any earlier date. We will not make any payments on the MITTS Securities until maturity.

      Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Description of the MITTS Securities--Depositary" in this prospectus supplement.

What will I receive at the stated maturity date of the MITTS Securities?

      We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Index as reduced by the Adjustment Factor. At the stated maturity date, you will receive a payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount".

Principal amount

      The principal amount per unit is $10.

Supplemental Redemption Amount

      The Supplemental Redemption Amount per unit will equal:


              ( Adjusted Ending Value - Starting Value )
        $10 X ( -------------------------------------- )
              (           Starting Value               )


but will not be less than zero.

      "Starting Value" will equal the closing value of the Index on the date the MITTS Securities are priced for initial sale to the public (the "Pricing Date"). We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

      "Adjusted Ending Value" means the average of the values of the Index at the close of the market on five business days before the maturity of the MITTS Securities as reduced on each day by the application of the Adjustment Factor. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of the component stocks included in the Index or certain futures or options relating to the Index.

      The "Adjustment Factor" will be a fixed percentage which is expected to be between 1.9% and 2.4% per year and will be prorated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values used to calculate your Supplemental Redemption Amount during the Calculation Period at the stated maturity of the MITTS Securities will be approximately 12.46% to 15.48% less than the actual closing value of the Index on each day during the Calculation Period. We will determine the Adjustment Factor on the Pricing Date, and it will appear in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities. For a detailed discussion of how the Adjustment Factor will affect the value of the Index used to calculate your Supplemental Redemption Amount, see "Description of the MITTS Securities--Payment at maturity" in this prospectus supplement.

      For more specific information about the Supplemental Redemption Amount, please see the section "Description of the MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

 Examples

  Here are two examples of Supplemental Redemption Amount calculations assuming an investment term of seven years and an Adjustment Factor of 2.15% per year, the midpoint of the expected range of 1.9% and 2.4%:

 Example 1--The Index, as adjusted, is below the Starting Value at maturity:

  Hypothetical Starting Value: 10,577.89
  Hypothetical closing value of the Index at maturity: 11,635.68
  Hypothetical Adjusted Ending Value: 10,008.69

                                                         ( 10,008.69 - 10,577.89 )                  (Supplemental
  Supplemental Redemption Amount (per unit) =      $10 X ( --------------------- )  = $0.00         Redemption
                                                         (       10,577.89       )                  Amount cannot
                                                                                                    be less than zero)

  Total payment at maturity (per unit) = $10 + $0 = $10

 Example 2--The Index, as adjusted, is above the Starting Value at maturity:

  Hypothetical Starting Value: 10,577.89
  Hypothetical closing value of the Index at maturity: 19,040.20
  Hypothetical Adjusted Ending Value: 16,377.85

                                                        ( 16,377.85 - 10,577.89 )
  Supplemental Redemption Amount (per unit) =     $10 X ( --------------------- )   = $5.48
                                                        (       10,577.89       )


  Total payment at maturity (per unit) = $10 + $5.48 = $15.48

Who publishes the Index and what does the Index measure?

      The Dow Jones Industrial AverageSM is a price-weighted index published by Dow Jones & Company, Inc. ("Dow Jones") which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal ("WSJ"). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange. As of June 2, 1999, the market capitalization of the stocks in the Index ranged from approximately $6.7 billion to $334.4 billion, with the average market capitalization being $88.4 billion.

      The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

      Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

      We have provided tables showing the closing values of the Index on the last business day of each month from January 1994 to May 1999 and each year from 1946 to 1998, as published by Dow Jones.

      You can find this table in the section "The Index--Historical data on the Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal % per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of
ordinary income from the MITTS Securities each year: $   in 1999, $  in 2000,
$   in 2001, $   in 2002, $   in 2003, $   in 2004, $   in 2005 and $   in
2006. However, in 2006, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $
, depending upon the Supplemental Redemption Amount, if any, you receive. Also,
if the Supplemental Redemption Amount is less than $   , you may have a loss
which you could deduct against other income you may have in 2006, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this prospectus supplement.

Will the MITTS Securities be listed on a stock exchange?

      The MITTS Securities have been approved for listing on the AMEX under the trading symbol "MDJ", subject to official notice of issuance. You should be aware that the listing of the MITTS Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review "Risk Factors--There may be an uncertain trading market for the MITTS Securities".

What is the role of MLPF&S?

      Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section "Risk Factors" in this prospectus supplement.

                                  RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

You may not earn a return on your investment

      You should be aware that if the Adjusted Ending Value does not exceed the Starting Value at the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

      Dow Jones calculates the value of the Index by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks. The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

      The MITTS Securities have been approved for listing on the AMEX under the trading symbol "MDJ", subject to official notice of issuance. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Index.

      If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the MITTS Securities.

      Changes in the volatility of the Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Generally, if the volatility of the Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Index decreases, we expect that the trading value of the MITTS Securities will decrease.

      As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

      Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the MITTS Securities. Generally, if dividend yields on the stocks included in the Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the MITTS Securities will increase.

      Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the investment risks related to the MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options in the Index for our own accounts, for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts of interests

      Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

                      DESCRIPTION OF THE MITTS SECURITIES

      ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the
accompanying prospectus. The MITTS Securities will mature on June   , 2006.

      While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "--Payment at maturity".

      The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "-- Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

      ML&Co. will issue the MITTS Securities in denominations of whole units of $10.00 per unit.

      The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

      At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount is not greater than zero, you will be entitled to receive only the principal amount of your MITTS Securities.

      The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:

                                                              ( Adjusted Ending Value - Starting Value )
principal amount of each MITTS Security ($10 per unit)   X    ( -------------------------------------- )
                                                              (             Starting Value             )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" will equal the closing value of the Index on the Pricing Date. We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

      The "Adjusted Ending Value" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Adjusted Ending Value will equal the average or arithmetic mean of the closing values of the Index on those Calculation Days as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day, then the Adjusted Ending Value will equal the closing value of the Index on that Calculation Day as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that day.

      The "Adjustment Factor" will be a fixed percentage which is expected to be between 1.9% and 2.4% and will be applied over the entire term of the MITTS Securities. On each calendar day during the term of the MITTS Securities, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the value used to calculate the Supplemental Redemption Amount on each Calculation Day during the Calculation Period. As a result of the cumulative effect of this reduction, the values used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 12.46% to 15.48% less than the actual closing value of the Index on each Calculation Day during the Calculation Period.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" is a day on which the NYSE and the AMEX are open for trading and the Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for a range of hypothetical closing values of the Index during the Calculation Period:

    .the percentage change from the Starting Value to the hypothetical closing value,

    .the Adjusted Ending Value used to calculate the Supplemental Redemption Amount,

    .the total amount payable at maturity for each unit of MITTS Securities,

    .the total rate of return to beneficial owners of the MITTS Securities,

    .the pretax annualized rate of return to beneficial owners of the MITTS Securities, and

    . the pretax annualized rate of return of an investment in the stocks underlying the Index, which includes an assumed aggregate dividend yield of 1.62% per annum, as more fully described below.

      For the purposes of calculating this table, we have assumed a hypothetical Adjustment Factor of 2.15% per annum, the midpoint of the expected range of 1.9% to 2.4%.

                       Percentage
                       change from                                                        Pretax     Pretax annualized
    Hypothetical      the Starting                     Total amount     Total rate of   annualized    rate of return
  closing value of    Value to the                  payable at maturity return on the rate of return     of stocks
the Index during the   hypothetical    Adjusted         per unit of         MITTS      on the MITTS   included in the
 Calculation Period   closing value Ending Value(1)  MITTS Securities     Securities   Securities(2)    Index(2)(3)
--------------------  ------------- --------------- ------------------- ------------- -------------- -----------------
      2,115.58             -80%         1,819.76          $10.00             0.00%         0.00%          -19.93%
      4,231.16             -60%         3,639.52          $10.00             0.00%         0.00%          -11.04%
      6,346.73             -40%         5,459.29          $10.00             0.00%         0.00%           -5.57%
      8,462.31             -20%         7,279.05          $10.00             0.00%         0.00%           -1.56%
     10,577.89(4)            0%         9,098.81          $10.00             0.00%         0.00%            1.62%
     12,693.47              20%        10,918.57          $10.32             3.22%         0.45%            4.27%
     14,809.05              40%        12,738.34          $12.04            20.42%         2.67%            6.54%
     16,924.62              60%        14,558.10          $13.76            37.63%         4.61%            8.54%
     19,040.20              80%        16,377.86          $15.48            54.83%         6.34%           10.32%
     21,155.78             100%        18,197.62          $17.20            72.03%         7.90%           11.93%
     23,271.36             120%        20,017.38          $18.92            89.24%         9.32%           13.40%
     25,386.94             140%        21,837.15          $20.64           106.44%        10.62%           14.75%
     27,502.51             160%        23,656.91          $22.36           123.64%        11.83%           16.00%
     29,618.09             180%        25,476.67          $24.08           140.85%        12.95%           17.17%
     31,733.67             200%        27,296.43          $25.81           158.05%        14.00%           18.27%

--------
(1) The Adjusted Ending Values specified in this column are approximately 13.98% less than the hypothetical closing values of the Index as a result of the cumulative effect of the application of a hypothetical Adjustment Factor of 2.15% per annum, the midpoint of an expected range between 1.9% and 2.4%, over the term of the MITTS Securities.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes:
  (a) a constant dividend yield of 1.62% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical closing value;
  (b) no transaction fees or expenses in connection with purchasing and holding stocks included in the Index;
  (c) a seven-year investment term; and
  (d) a final closing value of the Index equal to the hypothetical closing value.
(4) This is the hypothetical Starting Value of the Index for purposes of this table. The actual Starting Value will equal the closing value of the Index on the Pricing Date.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you and the resulting total and pretax annualized rate of return will depend entirely on the Starting Value, Adjustment Factor and the actual Adjusted Ending Value determined by the calculation agent as provided in this prospectus supplement.

Adjustments to the Index; Market Disruption Events

      If at any time Dow Jones changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had any changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if no changes or modifications had been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if the split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

    (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in 20% or more of the stocks which then comprise the Index; or

    (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

    For the purpose of the above definition:

    (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange and

    (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

Discontinuance of the Index

      If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or another entity for the Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall promptly give notice to the beneficial owners of the MITTS Securities by publication in a United States newspaper with a national circulation.

      In the event that Dow Jones discontinues publication of the Index and:

     .the calculation agent does not select a successor index, or

     .the successor index is no longer published on any of the Calculation
     Days,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If Dow Jones discontinues publication of the Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

     .the determination of the Adjusted Ending Value and

     .a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these value to be made available by telephone.

      A "Business Day" is any day on which the NYSE and the AMEX are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of the MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the stated maturity date of the MITTS Securities, provided however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See "--Payment at maturity" in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

      In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of % per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

 Description of the Global Securities

      Upon issuance, all MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the MITTS Securities. The MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

 Exchange for Certificated Securities

      If:

     . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

     . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

     . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                                   THE INDEX

      Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

      The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Securities.

      The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

      The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, the issuers or providing advisory services to the issuers, including merger and acquisition advisory services. In the course of its business, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. does not make any representation to any purchaser of the MITTS Securities with respect to any matters whatsoever relating to the issuers. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision about an investment in the MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

      The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information as of June 2, 1999.

  Issuer of Component                                                    Total Shares       Market
        Stock(1)         Symbol        Industry         Price Per Share Outstanding(2) Capitalization(2)
  -------------------    ------        --------         --------------- -------------- -----------------
ALCOA INC. .............  AA    Metals                      59.2500         557,130        33,009,953
Allied-Signal Inc.......  ALD   Aerospace/Defense           60.1250         367,144        22,074,533
American Express Co. ...  AXP   Financial Services         118.4375         452,580        53,602,444
AT&T Corp. .............  T     Util-Telecom                55.0000       3,342,950       183,862,250
Boeing Co., The.........  BA    Aerospace/Defense           42.1875         937,960        39,570,188
Caterpillar Inc. .......  CAT   Machine Construction        58.3750         358,688        20,938,412
Chevron Corp. ..........  CHV   Oil/Gas                     92.0000         653,586        60,129,912
Citigroup Inc. .........  C     Financial/Banking           41.6250       3,386,955       140,982,002
Coca-Cola Co., The......  KO    Beverages                   68.6250       2,465,104       169,167,762
Disney (Walt) Co. ......  DIS   Entertainment               29.1250       2,055,792        59,874,942
Du Pont (E.I.) De
 Nemours & Co. .........  DD    Chemicals                   66.8125       1,125,860        75,221,521
Eastman Kodak Co. ......  EK    Manufacturing               66.0000         323,950        21,380,700
Exxon Corp. ............  XON   Oil/Gas                     80.2500       2,431,230       195,106,208
General Electric Co. ...  GE    Electronics                102.0625       3,276,830       334,441,462
General Motors Corp. ...  GM    Auto & Truck                70.0625         654,470        45,853,804
Goodyear Tire & Rubber
 Co. ...................  GT    Tire & Rubber               61.1250         155,890         9,528,776
Hewlett-Packard Co. ....  HWP   Computers                   89.7500       1,015,098        91,105,046
International Business
 Machines Corp. ........  IBM   Computers                  113.7500       1,845,704       209,948,830
International Paper
 Co. ...................  IP    Forest Products             53.8125         410,058        22,066,246
Johnson & Johnson.......  JNJ   Pharmaceutics               91.6875       1,344,669       123,289,339
McDonald's Corp. .......  MCD   Restaurant/Food Service     38.2500       1,353,118        51,756,764
Merck & Co. ............  MRK   Pharmaceutics               66.7500       2,382,126       159,006,911
Minnesota Mining &
 Manufacturing Co. .....  MMM   Manufacturing               89.3125         402,000        35,903,625
Morgan (J.P.) & Co. ....  JPM   Financial/Banking          130.8750         174,817        22,879,175
Morris (Philip) Cos. ...  MO    Tobacco                     39.0000       2,434,669        94,952,091
Procter & Gamble Co. ...  PG    Household Products          94.2500       1,327,740       125,139,495
Sears, Roebuck & Co. ...  S     Retail-Dept                 50.8750         383,099        19,490,162
Union Carbide Corp. ....  UK    Chemicals                   50.1250         132,886         6,660,911
United Technologies
 Corp. .................  UTX   Aerospace/Defense           64.3750         451,654        29,075,226
Wal-Mart Stores Inc. ...  WMT   Retail-Dept                 44.3750       4,446,908       197,331,543
                                                                                          -----------
                                                        Total Market Capitalization        2,653,350,229
                                                        Average Market Capitalization         88,445,008

--------
(1) The inclusion of a component stock in the portfolio should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the MITTS Securities as to the performance of the portfolio or any component stock. Beneficial owners of the MITTS Securities will not have any right to the component stocks or any dividends paid on the component stocks.

(2) Shares and Market Capitalization in thousands.

License Agreement

      "Dow Jones", "Dow Jones Industrial Average SM", and "DJIA SM" are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial Average SM and its service marks for use in connection with the MITTS Securities.

      Dow Jones does not:

     .Sponsor, endorse, sell or promote the MITTS Securities.

     .Recommend that any person invest in the MITTS Securities or any other securities.

     . Have any responsibility or liability for or make any decisions about the timing, amount or pricing of MITTS Securities.

     . Have any responsibility or liability for the administration, management or marketing of the MITTS Securities.

     . Consider the needs of the MITTS Securities or the owners of the MITTS Securities in determining, composing or calculating the Dow Jones Industrial Average SM or have any obligation to do so.

      Dow Jones will not have any liability in connection with the MITTS Securities. Specifically,

    . Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

     . The results to be obtained by the MITTS Securities, the owner of the MITTS Securities or any other person in connection with the use of the Dow Jones Industrial Average SM and the data included in the Dow Jones Industrial Average SM;

     .  The accuracy or completeness of the Dow Jones Industrial
        Average SM and its data;

     . The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial Average SM and its data;

    . Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial Average SM or its data;

    . Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the MITTS Securities or any other third parties.

Historical Data on the Index

      The following table sets forth the closing level of the Index at the end of each month, in the period from January 1994 through May 1999. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to decline at any time during the term of the MITTS Securities.

                            1994     1995     1996     1997     1998     1999
                          -------- -------- -------- -------- -------- ---------
January.................. 3,978.36 3,843.86 5,395.30 6,813.09 7,906.50  9,358.83
February................. 3,832.02 4,011.05 5,485.62 6,877.74 8,545.72  9,306.58
March.................... 3,635.96 4,157.69 5,587.14 6,583.48 8,799.81  9,786.16
April.................... 3,681.69 4,321.27 5,569.08 7,008.99 9,063.37 10,789.00
May...................... 3,758.37 4,465.14 5,643.18 7,331.04 8,899.95 10,559.70
June..................... 3,624.96 4,556.10 5,654.63 7,672.79 8,952.02
July..................... 3,764.50 4,708.47 5,528.91 8,222.61 8,883.29
August................... 3,913.42 4,610.56 5,616.21 7,622.42 7,539.07
September................ 3,843.19 4,789.08 5,882.17 7,945.26 7,842.62
October.................. 3,908.12 4,755.48 6,029.38 7,442.08 8,592.10
November................. 3,739.23 5,074.49 6,521.70 7,823.13 9,116.55
December................. 3,834.44 5,117.12 6,448.27 7,908.25 9,181.43

      The closing value of the Index on June 2, 1999 was 10,577.89.

      The following table sets forth the closing values of the Index on the last business day of each year from 1946 through 1998, as published by the WSJ. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to beneficial owners of MITTS Securities at maturity or otherwise.

                          Year End Value of the Index

      Closing      Closing      Closing       Closing
Year   Value  Year  Value  Year  Value   Year  Value
----  ------- ---- ------- ---- -------- ---- --------
1946  177.20  1959 679.36  1972 1,020.02 1985 1,546.67
1947  181.16  1960 615.89  1973   850.86 1986 1,895.95
1948  177.30  1961 731.14  1974   616.24 1987 1,938.83
1949  200.13  1962 652.10  1975   852.41 1988 2,168.57
1950  235.41  1963 762.95  1976 1,004.65 1989 2,753.20
1951  269.23  1964 874.13  1977   831.17 1990 2,633.66
1952  291.90  1965 969.26  1978   805.01 1991 3,168.83
1953  280.90  1966 785.69  1979   838.74 1992 3,301.11
1954  404.39  1967 905.11  1980   963.99 1993 3,754.09
1955  488.40  1968 943.75  1981   875.00 1994 3,834.44
1956  499.47  1969 800.36  1982 1,046.54 1995 5,117.12
1957  435.69  1970 838.92  1983 1,258.64 1996 6,448.27
1958  583.65  1971 890.20  1984 1,211.57 1997 7,908.25
                                         1998 9,181.43

      The following graph plots the historical performance of the Index based on the closing value thereof at the end of each year from 1946 through 1998. Past movements of the Index are not necessarily indicative of future Index values.

                       Historical Year-End Closing Values


[THE GRAPH APPEARING HERE SETS FORTH THE HISTORICAL YEAR-END CLOSING VALUES OF THE INDEX FROM 1946 TO 1998. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 10,000 IN INCREMENTS OF 1,000. THE HORIZONTAL AXIS HAS A RANGE OF YEARS FROM 1946 TO 1998 IN INCREMENTS OF 1 YEAR.]

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal
to $    per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the MITTS Securities equal to % per annum, compounded semiannually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption
Amount, if any, exceeds $    per unit (i.e., the Projected Supplemental
Redemption Amount), a U.S. Holder will be required to include the excess of the
actual Supplemental Redemption Amount over $    per unit (i.e., the Projected
Supplemental Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the actual Supplemental Redemption
Amount, if any, is less than $    per unit (i.e., the Projected Supplemental
Redemption Amount), the excess of $    per unit (i.e., the Projected
Supplemental Redemption Amount) over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected
Supplemental Redemption Amount (i.e. $    per unit) in excess of the actual
Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules.

      Upon the sale or exchange of a MITTS Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal such U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      Prospective investors in the MITTS Securities should be aware that if a significant percentage of the total aggregate amount of the MITTS Securities originally issued are sold at a discount from the principal amount thereof, which is not expected to be the case, then the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, may be less than the principal amount of the MITTS Securities. In that event, if a U.S. Holder purchases a MITTS Security in connection with the original issuance thereof for an amount equal to the principal amount thereof, the amount of the difference between the principal amount of the MITTS Securities and the issue price thereof generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each relevant date as an offset to that interest on each relevant date. In addition, on each relevant date, the U.S. Holder's adjusted tax basis in the MITTS Security will be reduced by the amount treated as an interest offset pursuant to the foregoing rule. Alternatively, in the event that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof and a U.S. Holder purchases a MITTS Security in connection with the original issuance thereof for an amount that is less than the principal amount thereof, the amount of the difference between the principal amount of the MITTS Security and the amount paid by the U.S. Holder to purchase the MITTS Security generally would be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each relevant date as additional ordinary interest includible in income by the U.S. Holder on each relevant date. In that event, on each relevant date, the U.S. Holder's adjusted tax basis in the MITTS Securities will be increased by the amount treated as additional ordinary interest income. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn:
Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over an assumed term of approximately seven years for the MITTS Securities based upon a hypothetical projected payment schedule for the MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 6.64% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities as if the MITTS Securities had been issued on June 4, 1999. The following table is for illustrative purposes only. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the date the MITTS Securities are priced for initial sale to the public and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the sale of the MITTS Securities:

                                                                 Total interest
                                                                 deemed to have
                                                                 accrued on the
                                               Interest deemed  MITTS Securities
                                               to accrue during   as of end of
                                                accrual period   accrual period
     Accrual Period                               (per unit)       (per unit)
     --------------                            ---------------- ----------------
June 4, 1999 through December 4, 1999.........     $0.3329          $0.3329
December 5, 1999 through June 4, 2000.........     $0.3431          $0.6760
June 5, 2000 through December 4, 2000.........     $0.3544          $1.0304
December 5, 2000 through June 4, 2001.........     $0.3662          $1.3966
June 5, 2001 through December 4, 2001.........     $0.3784          $1.7750
December 5, 2001 through June 4, 2002.........     $0.3909          $2.1659
June 5, 2002 through December 4, 2002.........     $0.4039          $2.5698
December 5, 2002 through June 4, 2003.........     $0.4174          $2.9872
June 5, 2003 through December 4, 2003.........     $0.4311          $3.4183
December 5, 2003 through June 4, 2004.........     $0.4455          $3.8638
June 5, 2004 through December 4, 2004.........     $0.4603          $4.3241
December 5, 2004 through June 4, 2005.........     $0.4756          $4.7997
June 5, 2005 through December 4, 2005.........     $0.4913          $5.2910
December 5, 2005 through June 4, 2006.........     $0.5077          $5.7987

--------
Hypothetical Projected Supplemental Redemption Amount = $5.7987 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and
(c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New withholding regulations

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We will send you copies of our SEC filings, excluding exhibits, at no cost upon request. Please address your request to Lawrence M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, 12th Floor, New York, New York 10080-6512; telephone number (212) 602-8439.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                  UNDERWRITING

      MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase
from ML&Co. $     aggregate principal amount of MITTS Securities. The
underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part.

      In addition to the commissions payable at the time of the original sale of the MITTS Securities, the underwriter will pay a commission on each of up to six anniversary dates of the issuance of the MITTS Securities to brokers whose clients purchased the units in the initial distribution and who continue to hold their MITTS Securities.

      The underwriting of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

      If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      The underwriter may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. The underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                        VALIDITY OF THE MITTS SECURITIES

      The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Brown & Wood LLP, New York, New York.

                             INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
Adjusted Ending Value...................................................... S-4
Adjustment Factor.......................................................... S-5
Business Day............................................................... S-15
Calculation Day............................................................ S-12
Calculation Period......................................................... S-12
Depositary................................................................. S-15
Dow Jones.................................................................. S-6
Final Regulations.......................................................... S-23
Index...................................................................... S-4
Index Business Day......................................................... S-12
Market Disruption Event.................................................... S-14
ML&Co. .................................................................... S-4
MLPF&S..................................................................... S-4
New Regulations............................................................ S-26
Non-U.S. Holder............................................................ S-22
Pricing Date............................................................... S-4
Principal Amount........................................................... S-4
Projected Supplemental Redemption Amount................................... S-23
Starting Value............................................................. S-4
Successor Index............................................................ S-14
Supplemental Redemption Amount............................................. S-4
U.S. Holder................................................................ S-22
Withholding Agent.......................................................... S-25
WSJ........................................................................ S-6

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                                    [LOGO]

                                2,500,000 Units

                           Merrill Lynch & Co., Inc.

                     Market Index Target-Term Securities(R)
                 based upon the Dow Jones Industrial AverageSM
                                due June  , 2006
                             "MITTS(R) Securities"

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                                  June  , 1999

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